CINTEL CORP.
9900 Corporate Campus Drive, Suite 3000
Louisville, KY 40223
Tel: (502) 657-6077
Fax: (502) 657-6078

September 4, 2008

VIA ELECTRONIC SUBMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cintel Corp. (the “Company”) Registration Statement on Form SB-2 Filed May 11, 2006 File No. 333-133997

Ladies and Gentlemen:

The Company hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Registration Statement on Form SB-2 filed with the Commission on May 11, 2006 (File No. 333-133997) (the "Registration Statement").

The Company requests this withdrawal because it has determined not to pursue the registration of the securities included in the Registration Statement at this time. No securities were offered or sold pursuant to the Registration Statement. Please apply the Company’s filing fee to its account with the Commission.

If you have any questions concerning this matter, please contact Pete DiChiara at (212) 930-9700.

Thank you for your assistance in this matter.

Cintel Corp.

By:	/s/ Kwang Hee Lee
Kwang Hee Lee Chief Executive Officer